Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of MINISO Group Holding Limited (the “Company”) will be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on January 17, 2025 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

“THAT

1.	the Dairy Farm Share Purchase Agreement (as defined in the circular dated November 22, 2024 despatched to the shareholders of the Company (the “Circular”), a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

2.	the Jingdong Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked “B” and signed by the chairman of the EGM for the purpose of identification, together with the Dairy Farm Share Purchase Agreement, the “Share Purchase Agreements”), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

3.	any one of the directors of the Company be and is hereby authorized to do all such acts and things incidental to the Share Purchase Agreements as he/she considers necessary, desirable, or expedient in connection with the implementation of or giving effect to the Share Purchase Agreements and the transactions contemplated thereunder.”

SHARE RECORD DATE AND ADS RECORD DATE

The board of directors has fixed the close of business on December 6, 2024 (Hong Kong Time) as the record date (the “Share Record Date”) of the Company’s shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of American depositary shares (the “ADSs”) as of the close of business on December 6, 2024 (New York Time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE EGM

Only holders of record of the Company’s shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of the Company’s shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for holders of the shares) which is available on our website at https://ir.miniso.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held directly on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. This proxy form must be completed, signed and deposited at Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding the meeting (i.e. before 11:00 a.m. on January 15, 2025) to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the shares represented by your ADSs to be cast at the EGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the EGM.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 22, 2024

Registered Office:	Headquarters and principal place of business in China:
Maples Corporate Service Limited	8F, M Plaza
PO Box 309, Ugland House	No. 109, Pazhou Avenue
Grand Cayman, KY1-1104	Haizhu District, Guangzhou 510000
Cayman Islands	Guangdong Province
China

As of the date of this notice, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.